European Bank for Reconstruction and Development DSTRBRPT

Exhibit (c)(ii)

(MTN 25/189)

PURCHASER’S CONFIRMATION

17 July 2025

To:	European Bank for Reconstruction and Development (the “Issuer”)
Attention:	Taro Morris

Dear Sirs,

European Bank for Reconstruction and Development
NGN 16,000,000,000 21.00 per cent. Notes due 21 July 2026 (payable in United States Dollars)

(the “Notes”)
issued pursuant to the European Bank for Reconstruction and Development

EUR 60,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We agree to pay:

(a)	the fees and expenses of our legal advisers (if any);

(b)	any fees and expenses of the Agent and any paying agents;

(c)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(d)	any expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes (if any).

In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of the Notes.

The net proceeds of the issue are NGN 16,000,000,000 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 10,512,483.57) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Standard Chartered Bank

Principal Place of Business in Hong Kong	Tel (852) 2820 3963
4-4A Des Voeux Road Central, Hong Kong	Fax (852) 2569 0278

Standard Chartered Bank is incorporated in England with limited liability by Royal Charter 1853 Reference Number ZC18

The Principal Office of the Company is situated in England at 1 Basinghall Avenue, London EC2V 5DD

Standard Chartered Bank is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority

Upon issue the Notes should be credited to Standard Chartered Bank’s account with Clearstream, account number 73390.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:	Standard Chartered Bank

By:	/s/ Yim Sau King, David
Authorised signatory

Principal Place of Business in Hong Kong	Tel (852) 2820 3963
4-4A Des Voeux Road Central, Hong Kong	Fax (852) 2569 0278

Standard Chartered Bank is incorporated in England with limited liability by Royal Charter 1853 Reference Number ZC18

The Principal Office of the Company is situated in England at 1 Basinghall Avenue, London EC2V 5DD

Standard Chartered Bank is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority